Exhibit 99.2

OPC Energy Ltd. Condensed Consolidated Interim Financial Statements As of September 30, 2024 (Unaudited)

OPC Energy Ltd.
Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

Somekh Chaikin
Millennium Tower KPMG
17 HaArba’a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. (hereinafter – the “Company”) and its subsidiaries, including the condensed consolidated interim statement of financial position as of September 30, 2024 and the condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the nine-month and three-month period then ended. The Board of Directors and management are responsible for preparing and presenting financial information for these interim periods in accordance with IAS 34, Interim Financial Reporting, and are also responsible for preparing financial information for these interim periods under Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion regarding the financial information for these interim periods based on our review.

Review scope

We conducted our review in accordance with Review Standard (Israel) 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially smaller in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might have been identifiable in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information was not prepared, in all material respects, in accordance with International Accounting Standard (IAS 34).

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Somekh Chaikin
Certified Public Accountants
November 12, 2024

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a privately-held, limited-liability English company.

Somekh Chaikin
Millennium Tower KPMG
17 HaArba’a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

November 12, 2024

To

The Board of Directors of

OPC Energy Ltd. (hereinafter - the “Company”)

Dear Sirs/Madams,

Re: Letter of Consent in Connection with the Company’s Shelf Prospectus of May 2023

This is to inform you that we agree to the inclusion in the shelf prospectus (including by way of reference) of our reports listed below in connection with the shelf prospectus of May 2023:

(1)
Independent auditors’ review report of November 12, 2024 on the Company’s condensed consolidated financial information as of September 30, 2024 and for the nine- and three-month periods ended on that date.

(2)
Independent auditors’ special report of November 12, 2024 on the Company’s separate interim financial information as of September 30, 2024, in accordance with Regulation 38D to the Securities Regulations (Periodic and Immediate Reports), 1970 and for the nine- and three-month periods then ended.

Respectfully,

Somekh Chaikin

Certified Public Accountants

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a privately-held, limited-liability English company.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Financial Position as of

	September 30	September 30	December 31
	2024	2023	2023
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current assets

Cash and cash equivalents	1,151	915	1,007
Short-term restricted deposits and cash	8	62	2
Trade receivables	360	304	247
Other receivables and debit balances	149	154	404
Short-term derivatives	6	16	12

Total current assets	1,674	1,451	1,672

Non‑current assets

Long-term restricted deposits and cash	57	59	59
Long-term receivables and debit balances	197	215	190
Investments in associates	2,463	2,661	2,550
Deferred tax assets	34	34	57
Long-term derivatives	54	73	51
Property, plant & equipment	7,048	6,306	6,243
Right‑of‑use assets and deferred expenses	790	696	631
Intangible assets	1,138	1,092	1,165

Total non‑current assets	11,781	11,136	10,946

Total assets	13,455	12,587	12,618

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Financial Position as of

	September 30	September 30	December 31
	2024	2023	2023
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current liabilities

Loans and credit from banking corporations and financial institutions (including current maturities)	148	216	391
Current maturities of debt from non‑controlling interests	22	30	32
Current maturities of debentures	212	192	192
Trade payables	314	436	257
Payables and credit balances	176	495	403
Short-term derivatives	7	2	8

Total current liabilities	879	1,371	1,283

Non‑current liabilities

Long-term loans from banking corporations and financial institutions	2,953	2,744	2,865
Long-term debt from non-controlling interests	455	396	422
Debentures	1,664	1,647	1,647
Long-term lease liabilities	199	217	204
Long-term derivatives	36	-	58
Other long‑term liabilities	565	157	399
Deferred tax liabilities	517	525	498

Total non-current liabilities	6,389	5,686	6,093

Total liabilities	7,268	7,057	7,376

Equity

Share capital	3	2	2
Share premium	3,990	3,210	3,210
Capital reserves	574	755	523
Retained earnings	196	90	113

Total equity attributable to the Company’s shareholders	4,763	4,057	3,848

Non‑controlling interests	1,424	1,473	1,394

Total equity	6,187	5,530	5,242

Total liabilities and equity	13,455	12,587	12,618

Yair Caspi	Giora Almogy	Ana Berenshtein Shvartsman
Chairman of the Board of Directors	CEO	CFO

Approval date of the Financial Statements: November 12, 2024

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Profit and Loss

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ended December 31
	2024	2023	2024	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from sales and provision of services	2,190	1,971	879	851	2,552
Cost of sales and services (excluding depreciation and amortization)	(1,493)	(1,395)	(582)	(561)	(1,827)
Depreciation and amortization	(245)	(205)	(90)	(95)	(288)

Gross income	452	371	207	195	437

General and administrative expenses	(191)	(182)	(72)	(65)	(212)
Share in profits of associates	150	179	64	79	242
Business development expenses	(33)	(47)	(11)	(17)	(58)
Compensation for loss of income	44	-	18	-	41
Other income (expenses), net	(50)	6	2	11	(16)

Operating profit	372	327	208	203	434

Finance expenses	(272)	(196)	(99)	(85)	(240)
Finance income	72	53	48	15	43
Loss from extinguishment of financial liabilities (*)	(49)	-	(49)	-	-

Finance expenses, net	(249)	(143)	(100)	(70)	(197)

Profit before taxes on income	123	184	108	133	237

Expenses for income tax	(49)	(44)	(22)	(32)	(68)

Profit for the period	74	140	86	101	169

Attributable to:
The Company’s shareholders	83	121	81	82	144
Non‑controlling interests	(9)	19	5	19	25

Profit for the period	74	140	86	101	169

Earnings per share attributable to the Company’s owners

Basic and diluted earnings per share (in NIS)	0.36	0.54	0.33	0.36	0.63

(*) For further details about one-off finance expenses recognized by the Company, see Note 7A2.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

 OPC Energy Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ended December 31
	2024	2023	2024	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	74	140	86	101	169

Other comprehensive income items that, subsequent to initial recognition in comprehensive income, were or will be transferred to profit and loss

Effective portion of the change in the fair value of cash flow hedges	25	33	-	16	(40)
Net change in fair value of derivatives used to hedge cash flows recognized in the cost of the hedged item	-	(7)	-	(3)	(5)
Net change in fair value of derivatives used to hedge cash flows transferred to profit and loss	(14)	(15)	(6)	(4)	(20)
Group’s share in other comprehensive income (loss) of associates, net of tax	(29)	(24)	27	(10)	(48)
Foreign currency translation differences in respect of foreign operations	84	368	(75)	153	126
Tax on other comprehensive income (loss) items	(3)	(22)	4	(10)	1

Other comprehensive income (loss) for the period, net of tax	63	333	(50)	142	14

Total comprehensive income for the period	137	473	36	243	183

Attributable to:
The Company’s shareholders	131	380	36	190	169
Non‑controlling interests	6	93	-	53	14
Comprehensive income for the period	137	473	36	243	183

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.
 Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Foreign operations translation reserve	Retained earnings (retained loss)	Total	Non‑control-ling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)

For the nine-month period ended September 30, 2024

Balance as of January 1, 2024	2	3,210	248	25	250	113	3,848	1,394	5,242

Issuance of shares (less issuance expenses)	1	778	-	-	-	-	779	-	779
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	34	34
Share-based payment	-	-	5	-	-	-	5	1	6
Exercised and expired options and RSUs	*-	2	(2)	-	-	-	-	-	-
Loss of control in a subsidiary	-	-	-	-	-	-	-	(11)	(11)
Other comprehensive income (loss) for the period, net of tax	-	-	-	(13)	61	-	48	15	63
Profit (loss) for the period	-	-	-	-	-	83	83	(9)	74

Balance as of September 30, 2024	3	3,990	251	12	311	196	4,763	1,424	6,187

For the nine-month period ended September 30, 2023

Balance as of January 1, 2023	2	3,209	77	91	159	(31)	3,507	859	4,366

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	231	231
Share-based payment	-	-	7	-	-	-	7	1	8
Exercised options and RSUs	*-	1	(1)	-	-	-	-	-	-
Restructuring - share exchange and investment transaction with Veridis	-	-	163	-	-	-	163	289	452
Other comprehensive income (loss) for the period, net of tax	-	-	-	(10)	269	-	259	74	333
Profit for the period	-	-	-	-	-	121	121	19	140

Balance as of September 30, 2023	2	3,210	246	81	428	90	4,057	1,473	5,530

* Amount is less than NIS 1 million.
The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.
 Condensed Consolidated Interim Statements of Changes in Equity (cont.)

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Foreign operations translation reserve	Retained earnings	Total	Non‑control-ling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)

For the three-month period ended September 30, 2024

Balance as of July 1, 2024	2	3,211	251	(2)	370	115	3,947	1,434	5,381

Issuance of shares (less issuance expenses)	1	778	-	-	-	-	779	-	779
Share-based payment	-	-	1	-	-	-	1	1	2
Exercised and expired options and RSUs	*-	1	(1)	-	-	-	-	-	-
Loss of control in a subsidiary	-	-	-	-	-	-	-	(11)	(11)
Other comprehensive income (loss) for the period, net of tax	-	-	-	14	(59)	-	(45)	(5)	(50)
Profit for the period	-	-	-	-	-	81	81	5	86

Balance as of September 30, 2024	3	3,990	251	12	311	196	4,763	1,424	6,187

For the three-month period ended September 30, 2023

Balance as of July 1, 2023	2	3,210	244	83	318	8	3,865	1,385	5,250

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	35	35
Share-based payment	-	-	2	-	-	-	2	-	2
Exercised options and RSUs	*-	*-	*-	-	-	-	-	-	-
Other comprehensive income (loss) for the period, net of tax	-	-	-	(2)	110	-	108	34	142
Profit for the period	-	-	-	-	-	82	82	19	101

Balance as of September 30, 2023	2	3,210	246	81	428	90	4,057	1,473	5,530

* Amount is less than NIS 1 million.
The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Changes in Equity (cont.)

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Foreign operations translation reserve	Retained earnings (retained loss)	Total	Non‑control-ling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Audited)
For the year ended December 31, 2023

Balance as of January 1, 2023	2	3,209	77	91	159	(31)	3,507	859	4,366

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	231	231
Share-based payment	-	-	9	-	-	-	9	1	10
Exercised options and RSUs	*-	1	(1)	-	-	-	-	-	-
Restructuring - share exchange and investment transaction with Veridis	-	-	163	-	-	-	163	289	452
Other comprehensive income (loss) for the year, net of tax	-	-	-	(66)	91	-	25	(11)	14
Profit for the year	-	-	-	-	-	144	144	25	169

Balance as of December 31, 2023	2	3,210	248	25	250	113	3,848	1,394	5,242

* Amount is less than NIS 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Cash Flows

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ended December 31
	2024	2023	2024	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	74	140	86	101	169
Adjustments:
Depreciation and amortization	257	215	95	98	303
Diesel fuel consumption	9	24	1	5	32
Finance expenses, net	249	143	100	70	197
Expenses for income tax	49	44	22	32	68
Share in profits of associates	(150)	(179)	(64)	(79)	(242)
Other income (expenses), net	50	(18)	(2)	(18)	16
Share-based payment transactions	24	26	14	9	(7)
	562	395	252	218	536

Changes in trade and other receivables	(176)	99	(75)	82	(22)
Changes in trade payables, service providers, payables and other long-term liabilities	158	(52)	62	(19)	(25)
	(18)	47	(13)	63	(47)

Dividends received from associates (1)	205	7	179	3	13
Income taxes paid	(4)	(6)	-	(1)	(7)

Net cash provided by operating activities	745	443	418	283	495

Cash flows used for investing activities

Interest received	23	23	11	8	35
Change in restricted deposits and cash, net	(3)	(18)	(2)	-	48
Withdrawals into short-term deposits	-	125	-	-	125
Release of short-term collateral, net	14	110	7	37	110
Acquisition of subsidiaries, net of cash acquired	-	(893)	-	-	(1,172)
Sale of subsidiary, net of cash sold (2)	10	-	10	-	-
Investment in associates	(37)	(25)	(9)	(17)	(29)
Subordinated long-term loans to Valley	-	(87)	-	-	(87)
Purchase of property, plant, and equipment, intangible assets and long-term deferred expenses	(1,203)	(872)	(698)	(332)	(1,223)
Proceeds for derivatives, net	4	11	3	2	8
Proceeds for repayment of partnership capital from associates(1)	95	11	95	3	11
Other	-	8	-	8	8

Net cash used for investing activities	(1,097)	(1,607)	(583)	(291)	(2,166)
(1)	For further details about equity and dividend distributions from Fairview - a CPV Group associate - see Note 10C3.

(2)	For further details about the sale of Gnrgy, see Note 6C.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Cash Flows (cont.)

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ended December 31
	2024	2023	2024	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows provided by financing activities
Proceeds of share issuance, net of issuance costs (1)	779	-	779	-	-
Proceeds of debenture issuance, net of issuance costs	198	-	-	-	-
Receipt of long-term loans from banking corporations and financial institutions, net (2)	1,649	1,045	1,614	174	1,242
Receipt of long-term debt from non-controlling interests	60	50	36	5	110
Change in short term loans from banking corporations, net	(195)	29	10	5	231
Interest paid	(198)	(105)	(79)	(46)	(152)
Repayment of long-term loans from banks and others (2)(3)	(1,743)	(76)	(1,617)	(30)	(144)
Repayment of long-term loans as part of the acquisition of Gat	-	(303)	-	-	(303)
Repayment of long-term debt from non-controlling interests	(68)	(105)	(59)	(31)	(123)
Repayment of debentures	(193)	(31)	(97)	(15)	(31)
Proceed in respect of restructuring - share exchange and investment transaction with Veridis	-	452	-	-	452
Investments by holders of non-controlling interests in equity of subsidiary	34	231	-	35	231
Tax equity partner’s investment in US-based renewable energy projects	152	-	-	-	304
Proceeds for derivatives, net	9	6	4	3	9
Repayment of principal in respect of lease liabilities	(7)	(6)	(2)	(2)	(9)
Other	(10)	-	(3)	-	-
Net cash provided by financing activities	467	1,187	586	98	1,817

Net increase in cash and cash equivalents	115	23	421	90	146

Balance of cash and cash equivalents of the beginning of period	1,007	849	722	818	849

Effect of exchange rate fluctuations on cash and cash equivalent balances	29	43	8	7	12

Balance of cash and cash equivalents as of the end of the period	1,151	915	1,151	915	1,007

(1)	For further details, see Note 7D.

(2)
In the reporting period, OPC Israel entered into Financing Agreements with banking corporations, under which it took approx. NIS 1,650 million in loans; on the other hand - it carried out an early repayment of the outstanding balance of Zomet and Gat’s loans amounting to approx. NIS 1,573 million (including an early repayment fee totaling approx. NIS 12 million). For further details, see Note 7A2.

(3)
In the reporting period includes a partial early repayment of the long-term loans in Hadera amounting to approx. NIS 25 million, further to receipt of compensation from the Construction Contractor at the end of 2023 as detailed in Note 28A4 to the Annual Financial Statements.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 1 - GENERAL

 The Reporting Entity

OPC Energy Ltd. (hereinafter – “the Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Road, Tel Aviv, Israel. The Company’s controlling shareholder is Kenon Holdings Ltd. (hereinafter - the “Parent Company”), a company incorporated in Singapore, the shares of which are dual-listed on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange Ltd. (hereinafter - the “TASE”).

The Company is a publicly-traded company whose securities are traded on the TASE.

As of the report date, the Company and its investees (hereinafter - the “Group”) are engaged in the generation and supply of electricity and energy through three reportable segments. For details regarding the Group’s operating segments during the reporting period, see Note 27 to the Financial Statements as of the date and for the year ended December 31, 2023 (hereinafter - the “Annual Financial Statements”).

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

A.	Statement of compliance with International Financial Reporting Standards (IFRS)

The Condensed Consolidated Interim Financial Statements were prepared in accordance with International Accounting Standard 34 (hereinafter – “IAS 34”) - “Interim Financial Reporting” and do not include all of the information required in complete Annual Financial Statements. These statements should be read in conjunction with the Annual Financial Statements. In addition, these financial statements were prepared in accordance with the provisions of Chapter D of the Securities Regulations (Periodic and Immediate Reports) 1970.

The condensed consolidated interim financial statements were approved for publication by the Company’s Board of Directors on November 12, 2024.

B.	Functional and presentation currency

The New Israeli Shekel (NIS) is the currency that represents the primary economic environment in which the Company operates. Accordingly, the NIS is the Company’s functional currency. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Use of estimates and judgments

In preparation of the condensed consolidated interim financial statements in accordance with the IFRS, the Company’s management is required to use judgment when making estimates, assessments and assumptions which affect the implementation of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses. It is clarified that the actual results may differ from these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statements.

D.	Reclassification

The Group carried out immaterial classifications in its comparative figures such that their classification will match their classification in the current financial statements.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

E.	Seasonality

The revenues of the Group companies from the sale of energy in Israel are mostly based on the generation component, which constitutes part of the demand side management tariff, which is supervised and published by the Israeli Electricity Authority. The year is broken down into three seasons: summer (June through September), winter (December, January and February) and transitional (March through May and October through November), with each season having a different tariff for each demand hour cluster.

In the United States, the electricity tariffs are not regulated and are affected by the demand to electricity, which is generally higher than average during the summer and winter; electricity tariffs are also materially affected by natural gas prices, which may generally be higher in winter than the annual average. In addition, with regard to wind-powered renewable energy projects, the speed of the wind tends to be higher during the winter and lower during the summer, whereas in solar-powered projects solar radiation tends to be higher during the spring and summer months and lower during the fall and winter months.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

A.	The Group’s accounting policies in the Condensed Consolidated Interim Financial Statements are the same as the accounting policies applied to the Annual Financial Statements.

B.	New standards not yet adopted

IFRS 18, Presentation and Disclosure in Financial Statements

This standard supersedes IAS 1 - Presentation of Financial Statements. The objective of the standard is to provide improved structure and content for the financial statements, specifically the Statement of Profit or Loss. The standard includes new disclosure and presentation requirements, and requirements which have been retained from IAS 1 with slight changes in wording. Generally, expenses in the Statement of Profit or Loss shall be classified into three categories: operating profit, investment income, and finance income. The standard also includes requirements to provide separate disclosure in the financial statements regarding the use of NON-GAAP measures, and specific guidance on aggregation and disaggregation of items in the financial statements and the notes.

The standard will be initially applied for annual periods commencing on January 1, 2027; early application is permitted. The Group is studying the effects of the standard on the Financial Statements.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 4 – SEGMENT REPORTING

Further to that which is stated in Note 27 to the Annual Financial Statements, during the reporting period there were no changes in the composition of the Group’s reportable segments, or in the manner of measuring the results of the segments by the chief operating decision maker.

	For the nine-month period ended September 30, 2024
	Israel	Energy Transition in the USA	Renewable energies in the USA	Other activities in the USA	Adjust-ments to consoli-dated	Consoli-dated - total
In NIS million	(Unaudited)

Revenues from sales and provision of services	1,835	1,328	188	167	(1,328)	2,190

EBITDA after adjusted proportionate consolidation[1]	541	451	84	(2)	(455)	619

Adjustments:
Share in profits of associates						150
General and administrative expenses at the US headquarters (not attributed to US segments)						(77)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(13)
Total EBITDA						679

Depreciation and amortization						(257)
Finance expenses, net						(249)
Other expenses, net						(50)
						(556)

Profit before taxes on income						123

Expenses for income tax						(49)

Profit for the period						74

	For the nine-month period ended September 30, 2023
	Israel	Energy Transition in the USA	Renewable energies in the USA	Other activities in the USA	Adjust-ments to consoli-dated	Consoli-dated - total
In NIS million	(Unaudited)

Revenues from sales and provision of services	1,779	1,137	98	94	(1,137)	1,971

EBITDA after adjusted proportionate consolidation[1]	445	437	17	6	(438)	467

Adjustments:
Share in profits of associates						179
Net pre-commissioning expenses of Zomet						(18)
General and administrative expenses at the US headquarters (not attributed to US segments)						(72)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(20)
Total EBITDA						536

Depreciation and amortization						(215)
Finance expenses, net						(143)
Other revenues, net						6
						(352)

Profit before taxes on income						184

Expenses for income tax						(44)

Profit for the period						140

[1]	For a definition of EBITDA following adjusted proportionate consolidation, see Note 27 to the Annual Financial Statements.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 4 – SEGMENT REPORTING (cont.)

	For the three-month period ended September 30, 2024
	Israel	Energy Transition in the USA	Renewable energies in the USA	Other activities in the USA	Adjust-ments to consoli-dated	Consoli-dated - total
In NIS million	(Unaudited)

Revenues from sales and provision of services	761	448	49	69	(448)	879

EBITDA after adjusted proportionate consolidation[1]	255	163	21	1	(164)	276

Adjustments:
Share in profits of associates						64
General and administrative expenses at the US headquarters (not allocated to segments)						(34)
General and administrative expenses at the Company’s headquarters (not allocated to segments)						(5)
Total EBITDA						301

Depreciation and amortization						(95)
Finance expenses, net						(100)
Other revenues, net						2
						(193)

Profit before taxes on income						108

Expenses for income tax						(22)

Profit for the period						86

	For the three-month period ended September 30, 2023
	Israel	Energy Transition in the USA	Renewable energies in the USA	Other activities in the USA	Adjust-ments to consoli-dated	Consoli-dated - total
In NIS million	(Unaudited)

Revenues from sales and provision of services	781	389	31	39	(389)	851

EBITDA after adjusted proportionate consolidation[1]	235	169	(2)	9	(168)	243

Adjustments:
Share in profits of associates						79
General and administrative expenses at the US headquarters (not allocated to segments)						(25)
General and administrative expenses at the Company’s headquarters (not allocated to segments)						(7)
Total EBITDA						290

Depreciation and amortization						(98)
Finance expenses, net						(70)
Other revenues, net						11
						(157)

Profit before taxes on income						133

Expenses for income tax						(32)

Profit for the period						101

[1]	For a definition of EBITDA following adjusted proportionate consolidation, see Note 27 to the Annual Financial Statements.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 4 – SEGMENT REPORTING (cont.)

	For the year ended December 31, 2023
	Israel	Energy Transition in the USA	Renewable energies in the USA	Other activities in the USA	Adjust-ments to consoli-dated	Consoli-dated - total
In NIS million	(Audited)

Revenues from sales and provision of services	2,283	1,525	146	123	(1,525)	2,552

EBITDA after adjusted proportionate consolidation[1]	580	577	31	6	(580)	614

Adjustments:
Share in profits of associates						242
Net pre-commissioning expenses of Zomet						(18)
General and administrative expenses at the US headquarters (not attributed to US segments)						(58)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(27)
Total EBITDA						753

Depreciation and amortization						(303)
Finance expenses, net						(197)
Other expenses, net						(16)
						(516)

Profit before taxes on income						237

Expenses for income tax						(68)

Profit for the year						169

[1]	For a definition of EBITDA following adjusted proportionate consolidation, see Note 27 to the Annual Financial Statements.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 5 - REVENUES FROM SALES AND PROVISION OF SERVICES

Composition of revenues from sales and provision of services:

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ended December 31
	2024	2023	2024	2023	2023
In NIS million	(Unaudited)		(Unaudited)		(Audited)

Revenues from sale of energy in Israel:
Revenues from the sale of energy to private customers	1,138	1,154	533	530	1,424
Revenues from energy sales to the System Operator and other suppliers	129	93	33	50	120
Revenues from the sale of energy to the System Operator, at cogeneration tariff	42	34	17	14	82

Income for capacity services	127	30	39	28	59
Revenues from sale of steam in Israel	44	45	14	14	59
Other revenues in Israel	23	50	-	7	59

Total income from sale of energy and others in Israel (excluding infrastructure services)	1,503	1,406	636	643	1,803

Revenues from private customers for infrastructure services	332	373	125	138	480

Total income in Israel	1,835	1,779	761	781	2,283

Revenues from sale of energy from renewable sources in the United States	164	89	39	29	136
Revenues from provision of services and other revenues in the United States	191	103	79	41	133

Total income in the USA	355	192	118	70	269

Total income	2,190	1,971	879	851	2,552

NOTE 6 – SUBSIDIARIES

A.
On August 16, 2024, investees of CPV Group entered into binding agreements with Harrison Street, an American private equity fund operating in the field of infrastructures (hereinafter - the “Investor”), where under the Investor will invest a total of USD 300 million (hereinafter - the “Total Investment Amount”) in CPV Renewables Power LP (hereinafter - “CPV Renewables”)[2] in consideration for 33.33% of the ordinary interests in CPV Renewables (hereinafter - the “Investor’s Interest”), in accordance with and subject to the main terms and conditions as detailed below (hereinafter - the “Agreement” and the “Transaction”, as the case may be3). The Transaction reflects a pre-money valuation of approx. USD 600 million for CPV Renewables.

[2]
As of the report approval date, a corporation wholly-owned by CPV Group. Prior to the completion of the Transaction: (1) CPV Renewables will change its status from a Limited Partnership to a Limited Liability Company (LLC); (2) the holdings in CPV Keenan LLC (which is part of CPV Group’s renewable energy activities) shall be transferred to CPV Renewables. As of the report approval date, the said changes had been completed.

[3]	In accordance with the Agreement, a certain refund was set from CPV Renewables to CPV Group in respect of investments in 2024.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 6 – SUBSIDIARIES (cont.)

A.	(cont.)

The Investment Agreement includes, among other things, generally accepted representations and statements by CPV Corporations and the Investor, undertakings applicable to CPV Group in the interim period (between the signing date and the Transaction Completion Date, if completed), whose objective is mainly to ensure the ordinary course of business, and conditions precedent for completion of the Transaction, which include the absence of material adverse events as defined in the Agreement, and receipt of the regulator’s approval within a certain period.

The regulator’s approval was received on October 28, 2024. As of the report approval date the parties work towards the completion of the remaining actions required for the completion of the transaction.

In accordance with the Agreement, USD 200 million out of the Total Investment Amount will be invested by the Investor on the Transaction Completion Date, and the remaining amount (a total of USD 100 million) will be invested no later than September 30, 2025. On the Transaction Completion Date the Investor’s Interests will be allocated to the Investor.

The interest holders agreement, which will come into effect on the Transaction Completion Date, sets forth arrangements between the interest holders in CPV Renewables, and Corporate Governance provisions, including, among other things, as detailed below:
(1)
Board of Directors composition - the initial composition as of the completion date will include 4 board members (CPV Group and the Investor each appointing 2 directors). The voting power of the directors is based on the holding rate of the appointing interest holder.

(2)	Generally accepted restrictions on the transfer of rights (including certain restriction periods), subject to agreed conditions and exclusions.
(3)
Actions and resolutions requiring a special majority, which includes the votes of the directors appointed by the Investor - including, among other things, changes in the corporation’s documents, mergers, allocation of securities, liquidation, future budgets (the agreement includes arrangements regarding budgetary continuity), interested party transactions (including regarding the service agreements), certain engagements and material transactions, etc., all subject to the applicable conditions, thresholds and definitions as per the agreement. Furthermore, the replacement of the CPV Renewables’ lead business officer shall require the consent of the Investor under certain conditions.

(4)	The activities of CPV Group in the field of renewable energy shall be carried out through CPV Renewables[4].

Furthermore, the agreement stipulates that CPV Group shall provide development and asset management services to CPV Renewables in accordance with a long-term services agreement,5 which will include, among other things, CPV Group’s undertaking to provide sufficient resources and skilled manpower for that purpose, in accordance with specific undertakings6.

[4]	Except under certain circumstances defined in the agreement.
[5]	The service agreements include provisions in connection with early termination by CPV Renewables under certain circumstances.
[6]
Includes undertakings regarding skilled lead business officer and development team. A breach of some of the undertakings (as the case may be) may trigger the termination of the services agreements and the appointment of a replacement officer, and lead to other impacts on CPV Group’s rights as per the Interest Holders’ Agreement.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 6 – SUBSIDIARIES (cont.)

A.	(cont.)

Subsequent to an analysis of the contractual rights awarded to the Investor, the Company reached the conclusion that in accordance with the provisions of IFRS 10, the Company will lose control over CPV Renewables once the transaction is completed, if completed, and accordingly as from the Annual Financial Statements for 2024 it will discontinue the consolidation of CPV Renewables’ financial statements and will implement the equity method with respect to its investment in CPV Renewables. It is also noted that in the Company’s opinion, IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) does not apply to the said transaction. In view of the above, on the Transaction Completion Date, the Company is expected to recognize a one-off gain arising from the accounting treatment applied to loss of control and reorganization of the renewable energy activity, which was completed as of the report approval date - which is estimated, as of the report approval date, at approx. NIS 130-150 million (approx. USD 35-40 million), net of tax, and may change in an immaterial manner with respect to certain adjustments which may be made as of the Transaction Completion Date.

B.
Further to Note 25E1 to the Annual Financial Statements regarding the completion of the transaction for the acquisition of the Gat Power Plant on March 30, 2023, during the reporting period, the Company completed the attribution of the acquisition cost of the acquired identifiable assets and liabilities and no change took place therein compared with the amounts reported in the Annual Financial Statements.

C.
Further to Notes 12D and 25A4 to the Annual Financial Statements regarding the signing of a separation agreement between OPC Israel, the Founder and the additional shareholder in Gnrgy, and further to OPC Israel’s signing a non-binding memorandum of understanding for the sale of Gnrgy’s shares to a third party, the memorandum of understanding with the third party did not amount to an agreement, and OPC Israel did not issue a notice about the purchase of the Founder’s Gnrgy shares within the period set in the agreement, and on May 4, 2024 the right to purchase OPC Israel’s Gnrgy shares within the period and under the conditions set in the agreement was transferred to the Founder.

In view of the above, the Company assessed the recoverable amount of Gnrgy as of March 31, 2024, in accordance with the provisions of IAS 36 and based on an independent external appraiser, using the fair value method net of costs to sell, and based on the expected discounted cash flows (DCF), a long-term growth rate of 3% and a weighted discount rate of 21.5%. Since Gnrgy’s recoverable amount is lower than its carrying amount, an approx. NIS 21 million impairment loss (which was mostly attributed to goodwill) was recognized in the first quarter of 2024 in the net other expenses line item.

On July 3, 2024, the Founder served OPC Israel a notice in accordance with the separation agreement regarding their undertaking to purchase all Gnrgy shares held by OPC Israel. The sale of Gnrgy shares by OPC Israel was completed on August 29, 2024 and as from that date the Company discontinued the consolidation of Gnrgy’s financial statements. The effect of the sale transaction on the Company’s financial statements is immaterial.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY

A.	Significant events during and subsequent to the reporting period

1.	Issuance of Debentures (Series D)

In January 2024, the Company issued Debentures (Series D) with a par value of approx. NIS 200 million (hereinafter - “Debentures (Series D)”), with the proceeds of the issuance to be used for the Company’s needs, including to refinance current financial debt. The debentures are listed on the TASE, are not CPI-linked and bear annual interest of 6.2%. The principal and interest for Debentures (Series D) will be repaid in unequal semi-annual payments (on March 25 and September 25 of each year), starting from March 25, 2026 in relation to the principal and September 25, 2024 in relation to interest. The issuance expenses amounted to approx. NIS 2 million.

For details regarding additional terms and conditions of Debentures (Series D), see Note 17C to the Annual Financial Statements.

2.	Banking Financing Agreements in OPC Israel

On August 11, 2024 OPC Israel (hereinafter - the “Borrower”) engaged in a financing agreement with Bank Hapoalim Ltd. and a financing agreement with Bank Leumi le-Israel B.M. (hereinafter - the “Lenders”) for the provision of loans at the total amount of approx. NIS 1.65 billion, which were advanced on August 15, 2024 and served mainly for early repayment of the project financing of Zomet - amounting to approx. NIS 1,144 million (including approx. NIS 10 million in accrued interest and approx. NIS 8 million as an early repayment fee) - and the project financing of Gat amounting to approx. NIS 443 million (including approx. NIS 4 million in accrued interest and approx. NIS 4 million as an early repayment fee), and for the financing of the Borrower’s activity as defined in the Financing Agreements. Most of the amount required for the Early Repayment of the Project Credit was advanced to Zomet and Gat by the Borrower thorough intercompany loans.

In respect of the abovementioned early repayment the Company recognized in the third quarter of 2024 one-off finance expenses totaling approx. NIS 49 million in the loss from extinguishment of financial liabilities, of which approx. NIS 12 million are in respect of early repayment fees including in the above repayment amounts, and approx. NIS 37 million in respect of amortization of deferred finance costs (not involving cash flows).

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the reporting period (cont.)

2.	Banking Financing Agreements in OPC Israel (cont.)

Following are the key principles of the Financing Agreements7

Loan provision date
Total Financing Commitments were advanced to the Borrower on August 11, 2024. The financing withdrawal and the execution of the Early Repayment of the Project Credit will take place on August 15, 2024.

Principal terms
Principal of Financing Agreement 1: NIS 850 million.
Principal of Financing Agreement 2: NIS 800 million.

The loans’ principal will be repaid in quarterly installments from March 25, 2025 through December 25, 2033, as follows: 0.5% in every quarter in 2025; 0.75% in every quarter in 2026; 1% in every quarter in 2027-2029; 5% in every quarter in 2030-2032; 5.75% in every quarter in 2033.

Interest terms
The Financing Agreements bear annual interest at a rate based on Prime interest + a spread ranging from 0.3% to 0.4%.
The interest in respect of each loan will be repaid in quarterly installments from September 25, 2024 through December 25, 2033.
Furthermore, the Financing Agreements include additional interest as is generally accepted, which is payable upon the occurrence of default events (with respect to additional interest due to temporary non-compliance with financial covenants which does not constitute default, see below) and in respect of failure to make payments on time (interest on arrears).

Collateral and pledges
Under the Financing Agreements, the Borrower undertook not to place liens on, or provide collateral for, its assets, including its holdings in subsidiaries, except for certain allowed pledges as defined in the Financing Agreements, mostly for the purpose of existing and/or future project financing (for the Hadera Power Plant) (if any), under the defined terms and conditions.
Furthermore, the Borrower’s subsidiaries provided the Lenders with an undertaking not to take credit, excluding existing and/or future Project Credit (for the Hadera Power Plant) and except with respect to activity in the ordinary course of business, all in accordance with the defined terms and conditions. In addition, company guarantees were provided to the Lenders by certain subsidiaries in which the Borrower has a 100% stake (directly and/or indirectly).

Additional restrictions, liabilities and material conditions
The Financing Agreements include various undertakings of the Borrower and grounds, upon the fulfillment of which the Lenders will be allowed to call for immediate repayment of the loans (subject to remediation periods or to amounts set if applicable under the circumstances),[8] which include, among other things, failure to make payments in respect of the loan on the dates which were set for that purpose, liquidation procedures, receivership, insolvency or debt arrangements of the Borrower as set forth in the Financing Agreements, change of control in the Company or the Borrower under defined circumstances and conditions, certain events which have an adverse effect on the Borrower’s activity as set forth in the Financing Agreements, restructuring - except for certain defined exceptions, a change in the area of activity of the Borrower under set conditions, restrictions on the sale of assets under set conditions, failure to comply with the following financial covenants in accordance with the terms and conditions which were set (except for cases where a certain deviation does not constitute grounds subject to the provisions regarding additional interest as detailed below), and a cross-default clause where the Borrower’s debt is called for immediate repayment upon the fulfillment of certain set terms and conditions.

In addition, provisions were set with regard to fees, as is generally accepted in financing agreements, including transaction and early repayment fees. It is clarified that early repayment fees in respect of each loan (except for fees in respect of economic damage, as applicable) were set at levels which decrease gradually over the loan term, such that within a set number of years no early repayment fees will apply.

Conditions for distribution
Distribution by the Borrower (including repayment of subordinated shareholder loans provided to the Borrower and/or its investees, excluding the Rotem Loan) is subject to conditions generally accepted in financing agreements, and to compliance with the following financial covenants:
The ratio between the net financial debt less the financial debt designated for construction of the projects that have not yet started generating EBITDA, and the adjusted EBITDA, as defined below, shall not exceed 7.

[7]	The Financing Agreements are separate and independent of each other; however, considering their similar characteristics, they are described collectively, where relevant.
[8]
In accordance with the Financing Agreements, some of the Borrower’s undertakings and grounds for immediate repayment (as detailed below) apply in respect of events of material subsidiaries of the Borrower (which include, among other things, OPC Power Plants, Rotem, Zomet, etc.).

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the reporting period (cont.)

2.	Banking Financing Agreements in OPC Israel (cont.)

Financial covenants
The financial covenants will be assessed at the end of each quarter (hereinafter - the “Measurement Date”), immediately after the approval date of the financial statements of the Borrower. Following are the financial covenants applicable to the Borrower (on a consolidated basis) on each measurement date in connection with each of the Financing Agreements:

• The ratio of the net financial debt(1) less financial debt designated for construction of the projects that have not yet started generating EBITDA(2), and the adjusted EBITDA(3) shall not exceed 8 (hereinafter - “Debt to EBITDA Ratio”).
• The equity(4) to total assets ratio(5) shall not fall below 20%.
• The Company's equity(4) will not fall below NIS 1.1 billion.
(1)  Net financial debt - Total (1) Long and short-term interest-bearing debts (including the Borrower’s share in such debts of associates) to banking corporations, financial entities and any other entity engaged in the provision of loans; (2) Shareholder loans, excluding subordinated shareholder loans, as defined by the Financing Agreements, excluding the Rotem Loan;[9] (3) Plus and/or less principal and/or interest swaps at their nominal value (less and/or plus the deposits provided to secure them); and (4) Net of financial assets.
Financial assets - total (1) Cash and cash equivalents and (2) Deposits with banks and financial institutions (excluding restricted deposits provided against a guarantee), provided that they are clear and free of any pledge, incumbrance and foreclosure. It is noted that cash and cash equivalents and deposits restricted to the servicing of a financial debt shall constitute part of the financial assets.
(2)  A financial debt designated for the construction of projects which have not yet started generating EBITDA - (1) Financial debt provided to a special-purpose corporation as part of project credit; or (2) In a project that was not pledged - the outstanding balance of a financial debt provided at an amount that does not exceed the balance of actual investment in the project, provided that the aggregate amount will not exceed - on each measurement date - NIS 200 million; all of the above - in connection with a project that has not yet reached commercial operation.
(3)   Adjusted EBITDA - EBITDA in the four quarters preceding the measurement date (including the Borrower’s share in the EBITDA of associates) net of other and/or one-off expenses or income and share-based payment. Plus:
(a)   The annualized EBITDA[10] of assets which commenced commercial operation during the four quarters preceding the measurement date; and
(b)   The annualized EBITDA of assets, which were purchased by the Borrower and/or investees as part of an acquisition and/or merger transaction, the financial debt in respect of which was recognized upon their purchase.
(4)   Equity capital - as per the Borrower’s consolidated financial statements - attributable to the parent company’s shareholders, plus subordinated shareholder loans (but excluding the Rotem Loan).
(5)   Total assets - as per the Borrower’s consolidated financial statements.

It is noted that if the Borrower fails to comply with any financial covenants in a certain quarter at a range which does not exceed 10% of the values set for the relevant covenant, the loan will bear additional interest at a rate set in the Financing Agreements as from the quarter in which the financial statements were published, according to which the Borrower failed to comply the relevant covenants, up to a period of 2 (two) consecutive quarters. Provided that such a deviation period will not occur more often than a frequency set in the Financing Agreements, the failure to comply with such financial covenants in the said period shall not be deemed a default event and shall not constitute grounds for calling for immediate repayment of the loan.

For details regarding the actual amounts and/or ratios in respect of the abovementioned covenants as of September 30, 2024, see Note 7C.

[9]	For details regarding the shareholder loan advanced to Rotem see Note 25D2 to the Annual Financial Statements.
[10]	Annualized EBITDA - the EBITDA divided by the number of days during the period commencing on the commercial operation or acquisition date and ending on the relevant measurement date, multiplied by 365.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the reporting period (cont.)

3.	Bank Financing Agreements in the US Renewable Energies Segment

On August 16, 2024 a notice to proceed order was issued to the Rogue's Wind project - a wind energy power plant with a capacity of 114 MW, located in Pennsylvania United States (hereinafter - the “Project”11). On the said date, the EPC Agreement (Engineering, Procurement and Construction) with the Project’s construction contractor and the equipment purchase agreement were signed.
As of the report approval date, the cost of construction is estimated at approx. NIS 1.35 billion (approx. USD 365 million).

In addition, on the said date CPV Group entered into a project financing agreement for the project at a total amount of approx. NIS 0.95 billion (approx. USD 257 million) (hereinafter - the “Financing Amount” and the “Financing Agreement”, respectively), which includes, among other things, the following key conditions:

Lenders	International financial corporations (hereinafter - the “Lenders”)
Total loans and credit facilities
The Construction Term Loan (will be converted into a loan on the commercial operation date (hereinafter - the “Loan Conversion Date”): Up to approx. NIS 330 million (up to approx. USD 89 million).
Ancillary credit facilities: Up to approx. NIS 105 million (approx. USD 28 million).
Bridge loan (for the investment of the tax equity partner)[12]: Up to approx. NIS 580 million (up to approx. USD 157 million).

The withdrawal of the credit facilities is subject to compliance with the capital requirements as defined in the Financing Agreement.

Repayment dates
The final repayment date of the loan principal and credit facilities: 3 years from the Loan Conversion Date.
The loan’s principal shall be paid in semi-annual payments in accordance with predefined amortization schedule and amounts, over a period of three years after the Loan Conversion Date.
The final repayment date of the bridge loan (for the investment of the tax equity partner): In principle, the date is in line with the Loan Conversion Date.

Interest terms and other costs
The interest is accrued during the construction period and paid in semi-annual payments during the commercial operation period. The loans bear annual interest based on SOFR plus a spread, as follows:
Construction Term Loan: SOFR+1.75%.
Term loan: SOFR+1.875%.
Ancillary credit facilities: If they will be withdrawn - interest similar to that payable on the Construction Term Loan or the term loan, as applicable.
Bridge loan (for the investment of the tax equity partner): SOFR+1.50%.

Furthermore, fees and transaction costs will apply as is generally accepted in financing agreements of this type.

Additional material conditions
•     The financing agreement includes grounds for immediate repayment that are standard in project financing agreements of this type, including, inter alia – default events, non‑compliance with certain obligations, various insolvency events, winding down of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory status of the project and holding approvals, certain changes in ownership of the project, certain events in connection with the project, and a situation wherein the project is not entitled to receive payments for capacity and electricity – all in accordance with and subject to the terms and conditions, definitions and remediation periods detailed in the financing agreement.
•     The project is pledged in favor of the Lenders in order to secure the liabilities in accordance with the Financing Agreement.
•     It is noted that the Financing Agreement includes, among other things, and as customary in agreements of this type, provisions regarding mandatory prepayments, fees and commissions in respect of credit facilities, annual fees relating to the issuance of LC and additional customary terms and conditions, including partial hedging of the base interest rate (SOFR) in accordance with the terms and conditions set forth in the Financing Agreement.
•     The execution of distributions is conditional upon the project’s compliance with certain conditions, including compliance with a minimum debt service coverage ratio of 1.20 during the four quarters that preceded the distribution (proportionately to the measurement period which is less than four quarters), and a condition whereby no grounds for repayment or default event exist (as defined in the Financing Agreement).

Collaterals, liens, guarantees
Collaterals and liens will be provided in favor of the Lenders on all of the projects’ assets and the rights arising therefrom, subject to the terms and conditions set forth in the Financing Agreement.

[11]	As of the report approval date, the project is wholly-owned by CPV Group.
[12]	Furthermore, the Financing Agreement includes tax credit arrangements as an alternative to tax equity.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the reporting period (cont.)

3.	Bank Financing Agreements in the US Renewable Energies Segment (cont.)

Furthermore, a wholly owned subsidiary of the Company advanced to the project an interest-bearing shareholder loan totaling approx. NIS 315 million (approx. USD 85 million), which was designated to finance some of the project’s costs to be financed from own capital, and the said loan is expected to be repaid at the same time as the transaction in CPV Renewables is expected to be completed, as detailed in Note 6A, if completed.

4.	On July 28, 2024, Maalot (S&P) reiterated the rating of the Company and its debentures at ‘ilA-’, and upgraded the outlook from negative to stable due to improvement in the financial ratios.

5.	Short-term credit facilities from Israeli banks:

As of the report date, the Company and OPC Israel have binding short-term credit facilities from Israeli banks in effect as of various dates during the second half of 2025. For details regarding the terms and conditions of the credit facilities, see Note 16B2 to the Annual Financial Statements. Below is information regarding the amounts of the facilities and their utilization as of the report date (in NIS million):

	Facility amount	Utilization as of the report date

The Company	300	21
OPC Israel	250	78
The Company for CPV Group (1)	Approx. 74 (approx. USD 20 million)	Approx. 59 (approx. USD 16 million)
CPV Group(1)	Approx. 278 (approx. USD 75 million)	Approx. 222 (approx. USD 60 million)
Total	902	379

(1)	For the purpose of letters of credit and bank guarantees. The facilities provided for CPV Group are backed with a Company guarantee.

Furthermore, as of the report date, unsecured credit facilities from banking corporations and financial institutions utilized in Israel for the purpose of letters of credit and bank guarantees at the total amount of approx. NIS 417 million. The utilization of unsecured facilities is subject to the discretion of any financing entity on a case-by-case basis on every utilization request date, and therefore there is no certainty as to the ability to utilize them at any given time.

Subsequent to the report date, a further committed credit facility was provided to the Company for CPV Group, at the total amount of approx. NIS 100 million.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

B.	Changes in the Group’s material guarantees:

Further to Note 16C to the Annual Financial Statements, following are details on the main changes which took place during the reporting period in the bank guarantee amounts given by Group companies to third parties:

	As of September 30, 2024	As of December 31, 2023
	NIS million	NIS million

For operating projects in Israel (Rotem, Hadera, Zomet and the Gat Power Plant)	249	244
For projects under construction and development in Israel (Sorek 2 and consumers’ premises) (1)	87	47
In respect of the filing of a bid in the Sorek tender (2)	100	-
For the virtual supplier in Israel (3)	94	29
For operating projects in the US Renewable Energies Segment (CPV Group)	175	189
For projects under construction and development in the US (CPV Group) (4)	317	148
Total	1,022	657

(1)	The increase arises mainly from the provision - in favor of the Accountant General - of a NIS 45 million bank guarantee in connection with the financial closing of the Sorek 2 project.
(2)	The guarantee was given with respect to a bid submitted by OPC Power Plants in a planning, financing, build and operate tender for a new conventional electricity generation power plant.
(3)
The increase arises mainly from the provision of a bank guarantee of approx. NIS 90 million in favor of the System Operator for the purpose of allocating certain customers to the virtual supplier, instead of the approx. NIS 27 million bank guarantee, which was previously provided.

(4)	The increase arises mainly from the provision of bank guarantees in connection with PPAs and connection to the electrical grid in the Renewable Energies segment.

Furthermore, the Company and the Group companies provide, from time to time, corporate guarantees to secure Group companies’ undertakings in connection with their activity.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

C.	Financial covenants

Further to that which is stated in Note 17C to the Annual Financial Statements, below are the financial covenants attached to Debentures (Series B, C and D), as defined in the deeds of trust, and the actual amounts and/or ratios as of September 30, 2024:

Ratio	Required value - Series B	Required value - Series C and D	Actual value
Net financial debt (1) to adjusted EBITDA (2)	Will not exceed 13 (for distribution purposes - 11)	Will not exceed 13 (for distribution purposes - 11)	5.0
The Company shareholders’ equity (“separate”)	Will not fall below NIS 250 million (for distribution purposes - NIS 350 million)
With respect to Debentures (Series C): will not fall below NIS 1 billion (for distribution purposes - NIS 1.4 billion)
With respect to Debentures (Series D): will not fall below NIS 2 billion (for distribution purposes - NIS 2.4 billion)
			Approx. NIS 4,763 million
The Company’s equity to asset ratio (“separate”)	Will not fall below 17% (for distribution purposes: 27%)	Will not fall below 20% (for distribution purposes - 30%)	71%
The Company’s equity to asset ratio (“consolidated”)	--	Will not fall below 17%	46%

(1) The consolidated net financial debt net of the financial debt designated for construction of the projects that have not yet started to generate EBITDA.
(2) Adjusted EBITDA as defined in the deeds of trust.

As of September 30, 2024, the Company complies with the said financial covenants.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

C.	Financial covenants (cont.)

Further to Note 16 to the Annual Financial Statements and Section A2 above in said notes, below are the financial covenants, as defined in the said note, which apply to Group companies in connection with their financing agreements with banking corporations (including long-term loans and binding short-term credit facilities), and the actual amounts and/or ratios as of September 30, 2024:

Financial covenants	Breach ratio	Actual value
Covenants applicable to OPC Israel with respect to financing agreements with Hapoalim and Leumi banks[13]
OPC Israel’s equity capital	Will not fall below NIS 1,100 million	Approx. NIS 2,451 million
OPC Israel’s equity to asset ratio	Will not fall below 20%	44%
OPC Israel’s ratio of net debt to adjusted EBITDA	Will not exceed 8	3.3
Covenants applicable to Hadera in connection with the Hadera Financing Agreement
Minimum expected DSCR	1.10	1.15
Average expected DSCR	1.10	1.68
LLCR	1.10	1.64
Covenants applicable to the Company in connection with the Hadera Equity Subscription Agreement
The Company shareholders’ equity (“separate”)	Will not fall below NIS 200 million	Approx. NIS 4,763 million
The Company’s equity to asset ratio (“separate”)	Will not fall below 20%	71%
Covenants applicable to the Company in connection with binding credit facilities with Israeli banks[14]
The Company shareholders’ equity (“separate”)	Will not fall below NIS 1,200 million	Approx. NIS 4,763 million
The Company’s equity to asset ratio (“separate”)	Will not fall below 30%	71%
The Company’s net debt to adjusted EBITDA ratio	Will not exceed 12	5.0

As of September 30, 2024, the Group companies comply with the said financial covenants.

D.	Shares issuance

In July 2024, the Company issued to the public 31,250,000 ordinary shares of NIS 0.01 par value each; 16,707,400 ordinary shares were issued to the Parent Company. The issuance was by way of a uniform offering with a range of quantities, and a tender on the price per unit and the quantity. The gross proceeds of the issuance amounted to about NIS 800 million. The issuance expenses amounted to approx. NIS 21 million.

13 OPC Israel has short-term bank credit facilities, which include financial covenants, which are not stricter than the abovementioned financial covenants.
14 The Company has short-term bank credit facilities, which include financial covenants, which are not stricter than the abovementioned financial covenants.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

E.	Equity compensation plans

1.	Below is information about allotments of offered securities in the reporting period:

Offerees and allotment date	No. of options at the grant date (in thousands)	Average fair value of each option at the grant date (in NIS) (*)	Exercise price per option (in NIS, unlinked)	Standard deviation (**)	Rate of risk-free interest rate (***)	Cost of benefit (in NIS million) (****)

Executives, March 2024	497	9.77	25.19	33.85%-35.79%	3.81%-3.91%	Approx. 5

(*) The average fair value of each allotted option is estimated at the grant date using the Black-Scholes model.

(**) The standard deviation is calculated based on historical volatility of the Company’s share over the expected life of the option until exercise date.

(***) The rate of the risk-free interest is based on the Fair Spread database and an expected life of 4 to 6 years.

(****) This amount will be recorded in profit and loss over the vesting period of each tranche.

The Offered Securities are by virtue of the option plan as detailed in Note 18B to the Annual Financial Statements and include identical terms and conditions and provisions.

2.	Issuance of shares in respect of share-based payment:

During the reporting period, the Company issued an additional approx. 12 thousand ordinary shares of the Company of NIS 0.01 par value each to Group officers following the announcement of net exercise of approx. 72 thousand options.
Furthermore, during the reporting period, the Company issued a total of approx. 14 thousand ordinary shares of the Company of NIS 0.01 par value each in view of the partial vesting of some of the RSUs awarded to them as part of an equity compensation plan to Company’s employees as described in Note 18B to the Annual Financial Statements.

F.	Profit participation plan for CPV Group employees

Further to Note 18C to the Annual Financial Statements regarding a profit participation plan for CPV Group employees, during the Reporting Period CPV Group approved a 1% increase in the profit participation rights intended for a CPV Group officer. As of the report date, the Plan’s fair value amounted to approx. NIS 136 million (approx. USD 36.8 million), which was estimated using the option pricing model (OPM), based on a standard deviation of 33%, risk-free interest of 3.84%, and remaining expected life until exercise of approx. 1.32 years.

As of the report date, the Group recognized - out of the Plan’s fair value and in accordance with the vesting period - a liability of approx. NIS 98 million, which was included in the other long-term liabilities line item.

In March 2024, a partial exercise was carried out of the participation units awarded to CPV Group employees, by way of purchasing the units exercised by CPV Group, totaling approx. NIS 11 million (approx. USD 3 million).

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 8 - COMMITMENTS, CLAIMS AND OTHER LIABILITIES

A.	Commitments

1.
On August 18, 2024, an agreement was signed for the purchase and sale of surplus electricity between Rotem and a third party holding an electricity generation license (hereinafter - the “Electricity Producer”); the term of the agreement is five years.

As part of the agreement, Rotem undertakes to sell to the Electricity Producer and the Electricity Producer undertakes to purchase from Rotem surplus quantities of electricity, during certain demand hour clusters, at a discount set from the general energy demand management rate (DSM Tariff) (hereinafter - the “Contractual Discount”); in relation to surplus electricity in other demand hour clusters, which were defined, the parties will give certain priority under agreed conditions. Under the provisions of the agreement, the sale of surpluses shall be carried up in accordance with set maximum and minimum quantities. Furthermore, the agreement includes additional provisions and arrangements regarding early termination thereof and provisions which are generally accepted in agreements for the purchase of surplus electricity.

2.
On March 18, 2024, a wholly-owned partnership of OPC Israel (hereinafter - the “Partnership”) engaged with a third party in an agreement for the purchase of natural gas. The agreement will terminate on June 30, 2030 or at the earlier of: the end of the consumption of the Total Contractual Quantity of approx. 0.46 BCM as set out in the agreement.

Under the agreement, the Seller undertook to provide to the Partnership a daily quantity of gas, as will be decided by the Partnership each month, in accordance with the mechanism set out in the agreement, and - for its part - the Partnership assumed a take or pay liability for a certain annual consumption as set out in the agreement. The agreement includes arrangements regarding quantities consumed above or below the minimum annual quantity. The price of the natural gas is denominated in USD and based on an agreed formula, which is linked to the generation component and includes a minimum price. Furthermore, the agreement included additional provisions and arrangements customary in agreements for the purchase of natural gas, including with regard to the natural gas’s quality, supply shortage, force majeure, limitation of liability, early termination provisions under certain cases, subject to terms and conditions and reassignment.

3.
Further to Note 10E(1)a to the Annual Financial Statements regarding an agreement for the construction of the Zomet Power Plant (hereinafter - the “Construction Agreement”), in March 2024 an amendment to the Construction Agreement was signed, under which, among other things, the Construction Contractor paid Zomet an approx. NIS 26 million (approx. USD 7 million) as compensation due to a delay in the commercial operation, and on the other hand Zomet paid approx. NIS 43 million in respect of milestone payments, which were delayed, net of amounts that will serve as a collateral for an additional period as set out in the agreement.

As a result of the signing of the amendment to the Construction Agreement, the Company recognized in the reporting period income of approx. NIS 26 million (approx. USD 7 million) in respect of the said compensation.

4.
On May 13, 2024, a CPV Group subsidiary entered into a binding tax equity agreement with a tax equity partner in respect of the Stagecoach project (hereinafter in this Section - the “Project”), at the total amount of approx. NIS 193 million (approx. USD 52 million) (hereinafter - the “Investment Agreement”), which was completed on its signing date, after the project reached commercial operation in the second quarter of 2024.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 8 - COMMITMENTS, CLAIMS AND OTHER LIABILITIES (cont.)

A.	Commitments (cont.)

4.	(cont.)

In accordance with the Investment Agreement and as of its completion date, the tax equity partner in the project advanced an investment of approx. NIS 160 million (approx. USD 43 million), which is presented under the other long-term liabilities line item, and the remaining balance - approx. NIS 33 million (approx. USD 9 million) - will be advanced over the term of the agreement as a function of the project’s production, as these terms are defined in the Investment Agreement, and subject to the fulfillment of the conditions set in connection therewith in the Investment Agreement, as is generally accepted in agreements of this type.

In consideration for its investment in the project, the tax equity partner is expected to benefit from most of the project’s tax benefits, including a production tax credit (PTC), which awards a tax benefit for each KWh generated using renewable energy over a 10-year period, and to participation in the distributable cash flow from the project (gradually, and at rates and for periods set in the Investment Agreement). Furthermore, the tax equity partner is entitled to most of the project’s taxable income or loss for tax purposes subject to certain limitations. At the end of 9.5 years from the completion date, the tax equity partner’s share in such taxable income and tax benefits decreases significantly, and CPV Group will have the option to acquire the tax equity partner’s share in the project within a certain period and in accordance with a mechanism and conditions set out in the Investment Agreement in connection therewith.

As is generally accepted in engagements of this type, the Investment Agreement includes a guarantee provided by CPV Group, and an undertaking to indemnify the tax equity partner in connection with certain matters. Furthermore, the tax equity partner has certain veto rights, among other things, in respect of the creation of certain liens on the Project Partnership’s assets or the entry of the Project Corporation into additional material Project agreements.

5.
On October 10, 2024, a CPV Group subsidiary entered into a binding tax equity agreement with a tax equity partner in respect of the Backbone project (hereinafter in this Section - the “Project”), at the total amount of approx. NIS 410-430 million (approx. USD 110-116 million) (hereinafter - the “Investment Agreement”).

In accordance with the provisions of the Investment Agreement, some of the tax equity partner’s investment in the Project (approx. 20%) will be provided on the Project’s mechanical completion date, and the remaining balance (approx. 80%) will be provided on the commercial operation date, as these terms are defined in the Investment Agreement, subject to meeting the conditions set forth in connection therewith in the Investment Agreement, in relation to each date, as is generally accepted in agreements of this type.

Against its investment in the Project, the tax equity partner is expected to benefit from most of the Project’s tax benefits, including the Project’s taxable income or its loss for tax purposes, an investment tax credit (ITC), which is based on the investment in the Project’s compliance with the required conditions, subject to certain restrictions and for periods as set in the Investment Agreement, and to participation in the distributable cash flow from the Project (gradually, and at rates and for periods set in the Investment Agreement). At the end of 5 years from the commercial operation date, the tax equity partner’s share in such taxable income and tax benefits decreases significantly, and CPV Group will have the option to acquire the tax equity partner’s share in the project within a certain period and in accordance with a mechanism and conditions set out in the Investment Agreement in connection therewith.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 8 - COMMITMENTS, CLAIMS AND OTHER LIABILITIES (cont.)

A.	Commitments (cont.)

5.	(cont.)

As is generally accepted in engagements of this type, the Investment Agreement includes a guarantee provided by CPV Group, and an undertaking to indemnify the tax equity partner with certain matters. Furthermore, the tax equity partner will be entitled to rights in the Project and to certain veto rights, among other things, in respect of the creation of certain liens on the Project Corporation’s assets or the engagement of the Project Corporation in additional material Project agreements (which will include indemnity). In addition, the tax equity partner may be entitled to an under-delivery fee at a rate and under conditions set forth in the Investment Agreement.

It is clarified that the completion of the Investment Agreement and the provision of the tax equity partner's investments on the above dates is subject to conditions precedent, which have not yet been fulfilled as of the reporting date. It is also noted that if the Project will not be completed by September 1, 2025, the tax equity partner shall be eligible to an option to sell its share to CPV Group in accordance with a mechanism set forth in the Investment Agreement, which is based mainly on the tax equity partner’s investment through that date, or the conversion of the investment into a loan, which will be repaid on certain terms and conditions and dates set forth in the Agreement.

6.
Further to Note 28D to the Annual Financial Statements regarding engagement in a tax equity partner agreement in the Maple Hill project, in the third quarter of 2024 CPV Group received the consideration in respect of the sale of the ITC grant amounting to approx. NIS 278 million (approx. USD 75 million) and transferred the sale consideration to the tax equity partner. Accordingly, the said sale amount was derecognized from other receivables and debit balances and from payables and credit balances.

B.	Claims and other liabilities

1.
Further to Note 11B1f to the Annual Financial Statements regarding its win of a bid for an Israel Land Authority tender for planning and option to acquire leasehold rights in land for the construction of renewable energy electricity generation facilities in relation to three compounds of May 10, 2023, on July 23, 2024 OPC Power Plants received purchase tax assessments in connection with the project amounting to approx. NIS 29 million. OPC Power Plants disagrees with the Israel Tax Authority’s position and its financial demands as included in the purchase tax assessments, due to, among other things, the Company’s position that the arrangement as per the Israel Land Authority’s tender does not establish a “right in land”. Subsequent to the report date, OPC Power Plants appealed the purchase tax assessment. As of the report date, the Company is of the opinion that since the chances of its position being allowed are higher than the chances that it will be dismissed, no provision was made in respect of the assessment amount.

2.
Further to Note 28A3 to the Annual Financial Statements regarding the proposed resolution on complementary arrangements and the imposition of certain criteria on Rotem (hereinafter - the “Hearing”), in March 2024, the Israeli Electricity Authority’s resolution was delivered further to the Hearing (hereinafter - the “Resolution”). Generally, the arrangements as per the Resolution are not materially different from the arrangements included in the Hearing, which comprise, among other things, the application of certain criteria on Rotem, including regarding deviations from consumption plans and the market model, alongside the award of a supply license to Rotem (if it applies for one and complies with the conditions for receipt thereof), in view of the Israeli Electricity Authority’s intention to consolidate, in many respects, the regulation that applies to Rotem with the regulation that applies to other bilateral electricity producers, thereby allowing Rotem to operate in the energy market in a manner that is similar and equal to that of producers. The Resolution came into force on July 1, 2024 for the period that coincides with that of Rotem’s generation license.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 8 - COMMITMENTS, CLAIMS AND OTHER LIABILITIES (cont.)

B.	Claims and other liabilities (cont.)

3.
Further to Note 11B1(e) to the Annual Financial Statements regarding the issuance of a decision in an appeal filed against ILA’s assessment in connection with the Zomet land, subsequent to the reporting period Zomet withdrew the appeal against the decision. Accordingly, the Company will be required to pay ILA an immaterial amount and is expected to receive a guarantee of approx. NIS 58 million it had given to ILA.

NOTE 9 – FINANCIAL INSTRUMENTS

A.	Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and financial liabilities, including cash and cash equivalents, short‑term and long‑term deposits, restricted cash, trade receivables, other receivables, trade payables and other payables, are the same as or approximate to their fair values. The fair values of the other financial assets and financial liabilities, together with the carrying amounts stated in the statement of financial position, are as follows:

	As of September 30, 2024
	Carrying value (*)	Fair value
	(Unaudited)	(Unaudited)
	NIS million	NIS million
Loans from banks and financial institutions (Level 2)	3,103	3,091
Debt from non‑controlling interests (Level 2)	478	488
Debentures (Level 1)	1,878	1,784
	5,459	5,363

	As of September 30, 2023
	Carrying value (*)	Fair value
	(Unaudited)	(Unaudited)
	NIS million	NIS million
Loans from banks and financial institutions (Level 2)	2,962	2,973
Debt from non‑controlling interests (Level 2)	426	399
Debentures (Level 1)	1,841	1,682
	5,229	5,054

	As of December 31, 2023
	Carrying value (*)	Fair value
	(Audited)	(Audited)
	NIS million	NIS million
Loans from banks and financial institutions (Level 2)	3,055	3,085
Short-term credit (Level 2)	204	204
Debt from non‑controlling interests (Level 2)	454	464
Debentures (Level 1)	1,853	1,760
	5,566	5,513

(*) Including current maturities and interest payable.

For details regarding the Group’s risk management policies, including entering into financial derivatives as well as the manner of determining the fair value, see Note 23 to the Annual Financial Statements.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 9 – FINANCIAL INSTRUMENTS (cont.)

B.	Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value, on a periodic basis, using an evaluation method.

The evaluation techniques and various levels were detailed in Note 23 to the Annual Financial Statements.

	As of September 30		As of December 31
	2024	2023	2023
In NIS million	(Unaudited)		(Audited)

Financial assets
Derivatives used for hedge accounting

CPI swap contracts (Level 2)	46	40	(*)39
Cross-currency interest rate swaps (USA) (Level 2)	14	43	24
Forwards on exchange rates (Level 2)	-	1	-
Total	60	84	63

Financial liabilities
Derivatives used for hedge accounting

CPI swap contracts (Level 2)	(1)	(2)	(*)(2)
Cross-currency interest rate swaps (USA) (Level 2)	(12)	-	(9)
Electricity price hedge contracts (the US renewable energy segment) (Level 3)	(30)	-	(55)
Total	(43)	(2)	(66)

(*) The nominal NIS-denominated discount rate range in the value calculations is 3.6%-4.8% and the real discount rate range is 0.8%-2.8%.

NOTE 10 - SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD

A.	General

1.	As of the report approval date there was no material change in the Company’s assessments regarding the “Iron Swords” War, compared to Note 1 to the Annual Financial Statements.

2.
In the nine‑month periods ended September 30, 2024 and 2023 the Group purchased property, plant and equipment for a total of approx. NIS 982 million and approx. NIS 1,991 million, respectively, including property, plant and equipment purchased under a business combination during the nine-month period ended September 30, 2023, for a total of approx. NIS 1,321 million. Furthermore, these amounts include non-cash purchases totaling approx. NIS 38 million and approx. NIS 82 million during these periods, respectively.

The said purchase amounts also include credit costs, which were capitalized to property, plant and equipment at approx. NIS 23 million and approx. NIS 44 million, in the nine‑month periods ended September 30, 2024 and 2023, respectively.

3.	For further details regarding developments in credit from banking corporations and others, debentures, guarantees and equity in the reporting period and thereafter, see Note 7.

4.	For further details regarding developments in commitments, legal claims and other liabilities in the reporting period and thereafter, see Note 8.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 10 - SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

B.	OPC Israel

1.
Further to Note 11B1 to the Annual Financial Statements regarding an option to a lease agreement with Infinya Ltd. in respect of an area of approx. 68 dunam (adjacent to the Hadera Power Plant) for the purpose of constructing a power plant, on April 17, 2024, the Israeli government rejected National Infrastructures Plan (NIP) 20B, for the construction of a natural gas-fired power generation plant (hereinafter - “Hadera 2 Project”) on the said land.

In view of the above Government Resolution, the Company assessed the recoverable amount of the Hadera 2 Project in its financial statements in accordance with the provisions of IAS 36, and accordingly recognized an approx. NIS 31 million impairment loss.

In June 2024, further to the abovementioned Government Resolution, Hadera 2 filed a petition to the High Court of Justice, which is pending as of the report approval date. In addition, the Company is considering other alternatives in relation to the Hadera 2 site, in the event that it will be impossible to construct a natural gas-fired power plant.

2.
Further to Note 11b1 to the Annual Financial Statements regarding the Ramat Beka Project (hereinafter - the “Previous Tender”), on June 30, 2024, it was announced that the Group - through OPC Power Plants - won a further tender issued by the Israel Land Authority for planning and an option to purchase leasehold rights in land for the construction of renewable energy electricity generation facilities using photovoltaic technology in combination with storage in relation to two compounds with an aggregate area of approx. 161.7 hectares (hereinafter - the “Two Compounds”), which are in proximity to the compounds in respect of which the Group won the previous tender. The Group’s bids in this Tender total approx. NIS 890 million, in the aggregate, for the two Compounds.

Under the terms and conditions of the Tender, the bids’ amount shall be paid in the following manner for each of the compounds: (1) In connection with participating in the Tender, the Group has provided a NIS 5 million guarantee for each of the compounds which are the subject matter of the Tender (a total of NIS 10 million), which, in accordance with the terms and conditions of the Tender, was realized upon winning and deducted from the first payment, as stated below; (2) In September 2024, a further amount was paid, which is comprised of amounts that constitute 20% of the bid amount for each compound in respect of a planning authorization agreement for the period prescribed in the tender documents; (3) Upon authorizing a new outline plan, under which the project may be constructed (to the extent that it is authorized), lease agreements will be signed for a period of 24 years and 11 months, to build and operate the project(s), against payment of the remaining 80% of the bid amount per compound. To clarify, 20% of the bid amount (the first payment) will not be returned to the Winning Bidder even if the project(s)’ development and planning procedures never develop into an authorized plan and lease agreements are not signed.

The proximity of the compounds, which are the subject matter of the current tender, to the compounds included in the previous tender, which is under development, constitutes a significant and unique advantage for OPC Power Plants, which intends to promote a consolidated project covering all compounds and subject to appropriate development procedures.

As of the report approval date, it is uncertain that approvals, consents, or actions required for the completion of the project/s will be completed with respect to any of the compounds.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 10 - SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

B.	OPC Israel (cont.)

3.
In July 2024, Hadera received a lump sum of approx. NIS 18 million (USD 5 million) in connection with loss of income prior to the commercial operation date of the Hadera Power Plant. In the third quarter of 2024, the Company recognized an income in respect of the said amount in the ‘compensation for loss of income’ line item.

4.
In September 2024, an amendment to the Fuel Excise Tax Ordinance (Imposition of Excise Tax) went into effect, as from January 1, 2025. The amended ordinance includes an increase of the excise tax rates applicable to various types of fuels, including natural gas, such that in 2025, the excise tax on natural gas will increase from NIS 19 to NIS 33 and will continue to increase in a graduated manner until reaching a maximum excise tax of NIS 192 in 2030. The increase in the excise tax rate on natural gas is expected to increase the cost of natural gas for the Company; the Company estimates that some of the effect may be mitigated as a result of an increase in the Company’s revenues, provided that the generation component will be increased and subject to the effect of such a possible increase, for the Company, in the price of natural gas, which is linked to the generation component. As of the report approval date, the effect of the amendment to the Excise Tax Ordinance on the Company’s results in Israel over time cannot be estimated. With respect to 2025, the Company believes that the amended Excise Tax Ordinance is not expected to have a material effect on its results.

C.	CPV Group

1.
Further to Note 25A3 to the Annual Financial Statements, in the reporting period, the Company and non-controlling interests made equity investments in OPC Power Ventures LP (both directly and indirectly) totaling approx. NIS 111 million (approx. USD 30 million) and extended loans totaling approx. NIS 37 million (approx. USD 10 million), respectively, based on their stake in the Partnership. As of the report approval date, the balance of the investment commitments and advanced shareholder loans of all Partners is approx. NIS 223 million (approx. USD 60 million); the Company’s share is approx. NIS 156 million (approx. USD 42 million). It is noted that, as of the report approval date, the Company and non-controlling interests in the CPV Group (the financial investors) are in a process regarding the scope of their involvement in providing financing for transactions to acquire additional stakes in the Shore and Maryland power plants as detailed below, in accordance with the terms and conditions of the partnership agreement, which has yet to be completed.

2.
On July 19, 2024, CPV Group entered into a non-binding memorandum of understanding with one party and a binding acquisition agreement (hereinafter - the “Acquisition Agreement”) with another party to acquire, in the aggregate, additional interests in the Shore associates (which may result in the CPV Group owning approx. 68% of the project) and in Maryland (which may result in the CPV Group owning approx. 75% of the project).

Subsequent to the Reporting Period, on October 11, 2024, the acquisition of an additional 25% interest in the Maryland Power Plant was completed in accordance with the Acquisition Agreement (further to fulfillment of the conditions precedent and the payment of the consideration by CPV Group); further binding agreements for the acquisition of an additional 31% interest in the Shore Power Plant and 25% in the Maryland Power Plant were signed (hereinafter - the “Additional Binding Acquisition Agreements”).

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 10 - SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

C.	CPV Group (cont.)

2.	(cont.)

As of the report approval date, the total amount required in connection with the completion of the engagements (if fully completed) is expected to amount to approx. USD 200-230 million (as of the report approval date - approx. NIS 755-870 million). The abovementioned amount includes an estimated amount, which is expected to be provided by CPV Group for the purpose of reducing leveraging (including funds from the Company), as the owner of the equity rights in the increased holding in Shore (if completed). As of the report date, there is no certainty as to the amount which will be provided by the interest holders for the purpose of the abovementioned reduction of leveraging; for further details, see Note 11 below.

The terms and conditions of the Additional Binding Acquisition Agreements are in line with generally accepted terms for transactions of this type, taking into consideration that CPV Group has existing ownership interests in the power plants and that it provides them with management services. Each of the transactions, which is the subject matter of each of the Additional Binding Acquisition Agreements is conditional upon the completion of the other transaction; the transactions are also subject to conditions precedent, including non-occurrence of material adverse events, as defined in the Additional Binding Acquisition Agreements and receipt of regulatory approvals.

In the opinion of the Company, given the ownership interest held by the remaining interest holders in the associates, the Company is expected to continue accounting for the investments in Shore and Maryland by the equity method.

3.
In August 2024, after the completion of a refinancing agreement in Fairview, an associate of the CPV Group distributed partners’ equity and dividends at the total amount of approx. NIS 982 million (approx. USD 263 million) to partners with a stake in the project; the CPV Group’s share is approx. NIS 246 million (approx. USD 66 million).

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES

The Group attaches to these Condensed Consolidated Interim Financial Statements the condensed interim financial statements of Towantic, Shore, and the condensed interim financial data of Fairview (hereinafter - “Material Associates”), including adjustments from US GAAP to IFRS presented below. According to an approval issued by the Israel Securities Authority Staff at the request of the Company, the Company shall publish the condensed interim financial statements of Fairview for the third quarter of 2024 by December 31, 2024.

According to legal advice received by CPV Group, under the relevant US law it is not required to sign the financial statements of the material associates, and the attached financial statements were approved by the competent organs, and a review report of the independent auditors was attached thereto.

The Material Associates’ functional and presentation currency is the USD. As of the report date, the exchange rate is NIS 3.710 per USD.

The financial statements of the Material Associates are drawn up in accordance with US GAAP, which vary, in some respects, from IFRS. Following is information regarding adjustments made to the Material Associates’ financial statements in order to make them compatible with the Company’s accounting policies and rules.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

The repayment date of Shore’s ancillary credit facilities, which as of September 30, 2024 total approx. NIS 352 million (approx. USD 95 million) and of which approx. NIS 278 million (approx. USD 75 million) has already been utilized, is March 31, 2025 (less than 12 months from the approval date of the financial statements). In addition, the repayment date of Shore’s long‑term loans, which as of September 30, 2024 total approx. NIS 1.33 billion (approx. USD 358 million), is December 31, 2025. Shore’s operating cash flows is its main source of liquidity. While Shore has produced cash flows that are sufficient to meet its liabilities under its financing agreements up to September 30, 2024, Shore expects that if the repayment date of the ancillary credit facilities is not extended, it will not have sufficient cash balances to repay the said credit facilities by their repayment date on March 31, 2025. If these credit facilities are not extended and Shore does not have sufficient liquid means to repay them by March 31, 2025, a cross‑default scenario is expected to be triggered, which may also trigger a call for immediate repayment, on that date, of Shore’s long‑term loans.

Shore is seeking to refinance, with the lenders, the long‑term loans as well as to extend the credit facilities prior to March 31, 2025. The CPV Group believes it reasonable that Shore will reach binding agreements with the lenders to extend the said credit facilities and/or to refinance the entire long‑term debt by March 31, 2025. It is noted that the CPV Group believes that in light of the energy margins and capacity prices, and pursuant to Shore’s financial performance as of September 30, 2024, particularly the coverage ratio that stands at 1.15 as of that date, it is possible that in connection with extension of the credit facilities and loans, as stated, Shore will require a certain capital injection. In the opinion of CPV Group, as of the report approval date, CPV Group’s current share in the abovementioned injection (if needed) is expected to arise from own sources, such that the Company will not need to make an investment, whereas in relation to the injection beyond its current share, including in connection with the acquisition of additional equity interests (provided the acquisition transaction is completed) as per Note 10C2 - these are expected to come from CPV Group’s own sources and from the Company’s investment.

As of the approval date of the financial statements, there is no certainty that the assessments of the CPV Group regarding the abovementioned events will materialize. Since the said events are not under the control of the CPV Group, there are significant doubts as to the ability of Shore to continue as a going concern.

Accordingly, Shore’s interim financial statements as of September 30, 2024 include disclosure regarding the circumstances relating to Shore’s ability to repay its liabilities within a period of 12 months of the approval date of the financial statements.

It is noted that Shore’s interim financial statements were prepared on the assumption that it will continue as a going concern and do not include any adjustments to the values and classification of the assets and liabilities that may be necessary if Shore is unable to continue as a going concern.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview

Statement of Financial Position:

		As of September 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	85	1,560	1,645
Restricted cash	D	19,612	(1,560)	18,052
Property, plant & equipment	A, C	800,887	52,723	853,610
Intangible assets	C	26,101	(26,101)	-
Other assets		25,860	-	25,860

Total assets		872,545	26,622	899,167

Accounts payable and deferred expenses	A	17,577	(10,905)	6,672
Other liabilities		550,137	-	550,137

Total liabilities		567,714	(10,905)	556,809

Partners’ equity	A	304,831	37,527	342,358

Total liabilities and equity		872,545	26,622	899,167

		As of September 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	88	25,103	25,191
Restricted cash	D	26,287	(25,103)	1,184
Property, plant & equipment	A, C	821,022	47,024	868,046
Intangible assets	C	26,971	(26,971)	-
Other assets		67,263	-	67,263

Total assets		941,631	20,053	961,684

Accounts payable and deferred expenses	A	16,218	(11,117)	5,101
Other liabilities		406,718	490	407,208

Total liabilities		422,936	(10,627)	412,309

Partners’ equity	A	518,695	30,680	549,375

Total liabilities and equity		941,631	20,053	961,684

		As of December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	52	265	317
Restricted cash	D	947	(265)	682
Property, plant & equipment	A,C	817,316	57,540	874,856
Intangible assets	C	26,753	(26,753)	-
Other assets		80,408	-	80,408

Total assets		925,476	30,787	956,263

Accounts payable and deferred expenses	A	15,034	(5,435)	9,599
Other liabilities		399,165	420	399,585

Total liabilities		414,199	(5,015)	409,184

Partners’ equity	A	511,277	35,802	547,079

Total liabilities and equity		925,476	30,787	956,263

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Statements of Profit and Loss and Other Comprehensive Income:

		For the nine-month period ended September 30, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	212,728	(1,384)	17,247	228,591
Operating expenses	A	93,943	(6,602)	17,247	104,588
Depreciation and amortization	A	20,591	5,296	-	25,887

Operating profit		98,194	(78)	-	98,116

Finance expenses	B	16,732	(4,325)	-	12,407

Profit for the period		81,462	4,247	-	85,709

Other comprehensive loss	B	2,442	(2,778)	-	(336)

Comprehensive income for the period		83,904	1,469	-	85,373

		For the nine-month period ended September 30, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues		218,205	460	13,195	231,860
Operating expenses	A	116,664	(6,756)	13,195	123,103

Operating profit		101,541	7,216	-	108,757

Finance expenses	B	18,896	(4,114)	-	14,782

Profit for the period		82,645	11,330	-	93,975

Other comprehensive loss	B	(3,270)	(4,364)	-	(7,634)

Comprehensive income for the period		79,375	6,966	-	86,341

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Statements of Profit and Loss and Other Comprehensive Income: (cont.)

		For the three-month period ended September 30, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	69,113	(2)	7,406	76,517
Operating expenses		28,859	(2,161)	7,406	34,104
Depreciation and amortization	A	6,867	1,765	-	8,632

Operating profit		33,387	394	-	33,781
Finance expenses		9,018	(871)	-	8,147
Profit for the period		24,369	1,265	-	25,634
Other comprehensive income		4,480	(846)	-	3,634
Comprehensive income for the period		28,849	419	-	29,268

		For the three-month period ended September 30, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues		67,330	460	3,806	71,596
Operating expenses	A	34,371	(2,326)	3,806	35,851

Operating profit		32,959	2,786	-	35,745

Finance expenses	B	5,546	(1,346)	-	4,200

Profit for the period		27,413	4,132	-	31,545

Other comprehensive loss	B	(7,284)	(1,737)	-	(9,021)

Comprehensive income for the period		20,129	2,395	-	22,524

		For the year ended December 31, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	256,103	3,898	17,660	277,661
Operating expenses	A	119,737	(12,985)	17,660	124,412
Depreciation and amortization	A	27,186	1,177	-	28,363

Operating profit		109,180	15,706	-	124,886

Finance expenses	B	24,191	(5,416)	-	18,775

Profit for the year		84,989	21,122	-	106,111

Other comprehensive loss	B	(8,032)	(9,034)	-	(17,066)

Comprehensive income for the year		76,957	12,088	-	89,045

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Material adjustments to the Statement of Cash Flows:

		For the nine-month period ended September 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		81,462	4,247	85,709

Net cash provided by operating activities		101,096	-	101,096
Net cash provided by (used for) investing activities	D	(3,509)	10,010	6,501
Net cash used for financing activities		(106,268)	-	(106,268)

Net increase (decrease) in cash and cash equivalents		(8,681)	10,010	1,329

Balance of cash and cash equivalents of the beginning of period	D	52	265	317

Restricted cash balance as of the beginning of the period	D	28,328	(28,328)	-

Balance of cash and cash equivalents as of the end of the period	D	85	1,561	1,646

Restricted cash balance as of the end of the period	D	19,614	(19,614)	-

		For the nine-month period ended September 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		82,645	11,330	93,975

Net cash provided by operating activities		138,620	-	138,620
Net cash provided by (used for) investing activities	D	(1,071)	10,124	9,053
Net cash used for financing activities		(123,941)	-	(123,941)

Net increase in cash and cash equivalents		13,608	10,124	23,732

Balance of cash and cash equivalents of the beginning of period	D	89	1,370	1,459

Restricted cash balance as of the beginning of the period	D	38,404	(38,404)	-

Balance of cash and cash equivalents as of the end of the period	D	88	25,103	25,191

Restricted cash balance as of the end of the period	D	52,013	(52,013)	-

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Material adjustments to the Statement of Cash Flows: (cont.)

		For the three-month period ended September 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		24,369	1,265	25,634

Net cash provided by operating activities		30,622	-	30,622
Net cash provided by (used for) investing activities		(1,275)	8,792	7,517
Net cash used for financing activities		(39,135)	-	(39,135)

Net decrease in cash and cash equivalents		(9,788)	8,792	(996)

Balance of cash and cash equivalents of the beginning of period	D	73	2,569	2,642

Restricted cash balance as of the beginning of the period	D	29,414	(29,414)	-

Balance of cash and cash equivalents as of the end of the period	D	85	1,561	1,646

Restricted cash balance as of the end of the period	D	19,614	(19,614)	-

		For the three-month period ended September 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		27,413	4,132	31,545

Net cash provided by operating activities		39,796	-	39,796
Net cash provided by (used for) investing activities	D	(438)	849	411
Net cash used for financing activities		(21,904)	-	(21,904)

Net increase in cash and cash equivalents		17,454	849	18,303

Balance of cash and cash equivalents of the beginning of period	D	65	6,823	6,888

Restricted cash balance as of the beginning of the period	D	34,582	(34,582)	-

Balance of cash and cash equivalents as of the end of the period	D	88	25,103	25,191

Restricted cash balance as of the end of the period	D	52,013	(52,013)	-

		For the year ended December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year		84,989	21,122	106,111

Net cash provided by operating activities		138,604	-	138,604
Net cash provided by (used for) investing activities	D	(3,967)	8,971	5,004
Net cash used for financing activities		(144,750)	-	(144,750)

Net decrease in cash and cash equivalents		(10,113)	8,971	(1,142)

Balance of cash and cash equivalents as of the beginning of the year	D	89	1,370	1,459

Restricted cash balance as of the beginning of the year	D	38,404	(38,404)	-

Balance of cash and cash equivalents as of the end of the year	D	52	265	317

Restricted cash balance as of the end of the year	D	28,328	(28,328)	-

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic

Statement of Financial Position:

		As of September 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	99	1,054	1,153
Restricted cash	D	13,858	(1,054)	12,804
Property, plant & equipment	A, C	722,910	80,135	803,045
Intangible assets	C	48,701	(48,701)	-
Other assets		53,300	-	53,300

Total assets		838,868	31,434	870,302

Accounts payable and deferred expenses	A	13,104	(2,275)	10,829
Other liabilities		280,578	(480)	280,098

Total liabilities		293,682	(2,755)	290,927

Partners’ equity	A	545,186	34,189	579,375

Total liabilities and equity		838,868	31,434	870,302
		As of September 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	98	6,581	6,679
Restricted cash	D	6,624	(6,581)	43
Property, plant & equipment	A, C	746,449	80,704	827,153
Intangible assets	C	52,210	(52,210)	-
Other assets		126,492	-	126,492

Total assets		931,873	28,494	960,367

Accounts payable and deferred expenses	A	11,697	(2,397)	9,300
Other liabilities		449,955	(123)	449,832

Total liabilities		461,652	(2,520)	459,132

Partners’ equity	A	470,221	31,014	501,235

Total liabilities and equity		931,873	28,494	960,367

		As of December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	100	1,946	2,046
Restricted cash	D	2,004	(1,946)	58
Property, plant & equipment	A, C	740,844	80,810	821,654
Intangible assets	C	51,333	(51,333)	-
Other assets		131,405	-	131,405

Total assets		925,686	29,477	955,163

Accounts payable and deferred expenses	A	14,167	(2,107)	12,060
Other liabilities		412,217	(105)	412,112

Total liabilities		426,384	(2,212)	424,172

Partners’ equity	A	499,302	31,689	530,991

Total liabilities and equity		925,686	29,477	955,163

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Statements of Profit and Loss and Other Comprehensive Income:

		For the nine-month period ended September 30, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	324,031	(18,626)	-	305,405
Operating expenses	A	188,903	(6,555)	-	182,348
Depreciation and amortization	A	21,680	4,430	-	26,110

Operating profit		113,448	(16,501)	-	96,947

Finance expenses	B	14,714	(3,508)	-	11,206

Profit for the period		98,734	(12,993)	-	85,741

Other comprehensive loss	B	(24,850)	15,493	-	(9,357)

Comprehensive income for the period		73,884	2,500	-	76,384

		For the nine-month period ended September 30, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues		270,449	(18)	12,406	282,837
Operating expenses	A	129,571	(6,670)	12,406	135,307
Depreciation and amortization	A	21,625	4,207	-	25,832

Operating profit		119,253	2,445	-	121,698

Finance expenses	B	14,214	(6,130)	-	8,084

Profit for the period		105,039	8,575	-	113,614

Other comprehensive loss	B	(4,825)	(6,165)	-	(10,990)

Comprehensive income for the period		100,214	2,410	-	102,624

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Statements of Profit and Loss and Other Comprehensive Income: (cont.)

		For the three-month period ended September 30, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues		105,039	(1,334)	-	103,705
Operating expenses	A	58,000	(2,278)	-	55,722
Depreciation and amortization	A	7,226	1,626	-	8,852

Operating profit		39,813	(682)	-	39,131

Finance expenses	B	4,565	(897)	-	3,668

Profit for the period		35,248	215	-	35,463

Other comprehensive loss	B	10,156	408	-	10,564

Comprehensive income for the period		45,404	623	-	46,027

		For the three-month period ended September 30, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues		83,791	(1,856)	7,097	89,032
Operating expenses	A	36,169	(2,372)	7,097	40,894
Depreciation and amortization	A	7,210	1,403	-	8,613

Operating profit		40,412	(887)	-	39,525

Finance expenses (income)	B	1,537	(3,245)	-	(1,708)

Profit for the period		38,875	2,358	-	41,233

Other comprehensive loss	B	(8,258)	(1,407)	-	(9,665)

Comprehensive income for the period		30,617	951	-	31,568

		For the year ended December 31, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	380,081	19,039	15,698	414,818
Operating expenses	A	198,011	(8,765)	15,698	204,944
Depreciation and amortization	A	28,843	5,609	-	34,452

Operating profit		153,227	22,195	-	175,422

Finance expenses	B	19,317	(7,346)	-	11,971

Profit for the year		133,910	29,541	-	163,451

Other comprehensive loss	B	(4,815)	(26,455)	-	(31,270)

Comprehensive income for the year		129,095	3,086	-	132,181

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Material adjustments to the Statement of Cash Flows:

		For the nine-month period ended September 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		98,734	(12,993)	85,741

Net cash provided by operating activities		113,499	-	113,499
Net cash provided by (used for) investing activities	D	(929)	32,017	31,088
Net cash used for financing activities		(145,480)	-	(145,480)

Net decrease in cash and cash equivalents		(32,910)	32,017	(893)

Balance of cash and cash equivalents of the beginning of period	D	100	1,946	2,046

Restricted cash balance as of the beginning of the period	D	46,767	(46,767)	-

Balance of cash and cash equivalents as of the end of the period	D	99	1,054	1,153

Restricted cash balance as of the end of the period	D	13,858	(13,858)	-

		For the nine-month period ended September 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		105,039	8,575	113,614

Net cash provided by operating activities		98,957	-	98,957
Net cash provided by (used for) investing activities	D	(413)	31,115	30,702
Net cash used for financing activities		(163,300)	-	(163,300)

Net decrease in cash and cash equivalents		(64,756)	31,115	(33,641)

Balance of cash and cash equivalents of the beginning of period	D	90	40,230	40,320

Restricted cash balance as of the beginning of the period	D	119,838	(119,838)	-

Balance of cash and cash equivalents as of the end of the period	D	98	6,581	6,679

Restricted cash balance as of the end of the period	D	55,074	(55,074)	-

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Material adjustments to the Statement of Cash Flows: (cont.)

		For the three-month period ended September 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		35,248	215	35,463

Net cash provided by operating activities		44,098	-	44,098
Net cash used for investing activities	D	(354)	(12,070)	(12,424)
Net cash used for financing activities		(42,780)	-	(42,780)

Net increase (decrease) in cash and cash equivalents		964	(12,070)	(11,106)

Balance of cash and cash equivalents of the beginning of period	D	99	12,160	12,259

Restricted cash balance as of the beginning of the period	D	12,894	(12,894)	-

Balance of cash and cash equivalents as of the end of the period	D	99	1,054	1,153

Restricted cash balance as of the end of the period	D	13,858	(13,858)	-

		For the three-month period ended September 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		38,875	2,358	41,233

Net cash provided by operating activities		44,247	-	44,247
Net cash provided by (used for) investing activities	D	(338)	1,848	1,510
Net cash used for financing activities		(47,506)	-	(47,506)

Net decrease in cash and cash equivalents		(3,597)	1,848	(1,749)

Balance of cash and cash equivalents of the beginning of period	D	100	8,328	8,428

Restricted cash balance as of the beginning of the period	D	58,669	(58,669)	-

Balance of cash and cash equivalents as of the end of the period	D	98	6,581	6,679

Restricted cash balance as of the end of the period	D	55,074	(55,074)	-

		For the year ended December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year		133,910	29,541	163,451

Net cash provided by operating activities		122,769	-	122,769
Net cash provided by (used for) investing activities	D	(1,182)	34,787	33,605
Net cash used for financing activities		(194,648)	-	(194,648)

Net decrease in cash and cash equivalents		(73,061)	34,787	(38,274)

Balance of cash and cash equivalents as of the beginning of the year	D	90	40,230	40,320

Restricted cash balance as of the beginning of the year	D	119,838	(119,838)	-

Balance of cash and cash equivalents as of the end of the year	D	100	1,946	2,046

Restricted cash balance as of the end of the year	D	46,767	(46,767)	-

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Shore

Statement of Financial Position:

		As of September 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	49	8,507	8,556
Restricted cash	D	10,698	(8,507)	2,191
Derivatives	F	-	3,608	3,608
Property, plant & equipment	A, C, G	566,681	(67,591)	499,090
Intangible assets	C	14,288	(14,288)	-
Right‑of‑use assets	E	87,729	135,724	223,453
Other assets	F	97,273	(3,991)	93,282

Total assets		776,718	53,462	830,180

Accounts payable and deferred expenses	A	29,297	(3,040)	26,257
Long-term lease liability	E	74,752	141,698	216,450
Other liabilities		450,485	9,945	460,430

Total liabilities		554,534	148,603	703,137

Partners’ equity	A, E, F	222,184	(95,141)	127,043

Total liabilities and equity		776,718	53,462	830,180

		As of September 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	2,282	5,114	7,396
Restricted cash	D	5,114	(5,114)	-
Property, plant & equipment	A, C, G	587,670	(66,780)	520,890
Intangible assets	C	14,836	(14,836)	-
Right‑of‑use assets	E	89,388	142,827	232,215
Other assets		120,964	-	120,964

Total assets		820,254	61,211	881,465

Accounts payable and deferred expenses	A	16,078	(1,753)	14,325
Long-term lease liability		76,124	144,952	221,076
Other liabilities		445,439	8,668	454,107

Total liabilities		537,641	151,867	689,508

Partners’ equity	A,E	282,613	(90,656)	191,957

Total liabilities and equity		820,254	61,211	881,465

		As of December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	48	5,400	5,448
Restricted cash	D	7,529	(5,400)	2,129
Derivatives	F	-	14,304	14,304
Property, plant & equipment	A, C, G	582,326	(66,842)	515,484
Intangible assets	C	14,699	(14,699)	-
Right‑of‑use assets	E	88,979	141,044	230,023
Other assets		126,619	(15,638)	110,981

Total assets		820,200	58,169	878,369

Accounts payable and deferred expenses	A	21,652	(2,615)	19,037
Long-term lease liability		75,775	144,152	219,927
Other liabilities		463,073	8,316	471,389

Total liabilities		560,500	149,853	710,353

Partners’ equity	A, E, F	259,700	(91,684)	168,016

Total liabilities and equity		820,200	58,169	878,369

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Shore (cont.)

Statements of Profit and Loss and Other Comprehensive Income:

		For the nine-month period ended September 30, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	129,541	(716)	-	128,825
Fuels and other	E	80,400	(11,960)	-	68,440
Other operating expenses	A	48,414	(4,317)	-	44,097
Depreciation and amortization	A, E, G	16,481	11,609	-	28,090

Operating loss		(15,754)	3,952	-	(11,802)

Finance expenses	B, E	21,722	9,008	-	30,730

Loss for the period		(37,476)	(5,056)	-	(42,532)

Other comprehensive loss	B	(40)	1,600	-	1,560

Comprehensive loss for the period		(37,516)	(3,456)	-	(40,972)

		For the nine-month period ended September 30, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	62,802	1,088	-	63,890
Fuels and other	E	47,412	(11,960)	-	35,452
Other operating expenses	A	51,434	(16,390)	-	35,044
Depreciation and amortization	A, E, G	16,475	8,355	-	24,830

Operating loss		(52,519)	21,083	-	(31,436)

Finance expenses	B, E	20,796	5,912	-	26,708

Loss for the period		(73,315)	15,171	-	(58,144)

Other comprehensive loss	B	(3,905)	(3,569)	-	(7,474)

Comprehensive loss for the period		(77,220)	11,602	-	(65,618)
(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Shore (cont.)

Statements of Profit and Loss and Other Comprehensive Income:

		For the three-month period ended September 30, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	45,659	21	-	45,680
Fuels and other	E	22,719	(3,987)	-	18,732
Other operating expenses	A	14,827	(1,437)	-	13,390
Depreciation and amortization	A, E, G	5,496	3,870	-	9,366

Operating loss		2,617	1,575	-	4,192

Finance expenses	B, E	7,626	3,106	-	10,732

Loss for the period		(5,009)	(1,531)	-	(6,540)

Other comprehensive loss	B	3,794	462	-	4,256

Comprehensive loss for the period		(1,215)	(1,069)	-	(2,284)

		For the three-month period ended September 30, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	34,014	(355)	-	33,659
Fuels and other	E	15,808	(3,987)	-	11,821
Other operating expenses	A	13,957	(1,754)	-	12,203
Depreciation and amortization	A, E, G	5,492	3,870	-	9,362

Operating loss		(1,243)	1,516	-	273

Finance expenses	B, E	7,235	1,935	-	9,170

Loss for the period		(8,478)	(419)	-	(8,897)

Other comprehensive loss	B	(1,214)	(493)	-	(1,707)

Comprehensive loss for the period		(9,692)	(912)	-	(10,604)

		For the year ended December 31, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	112,217	749	-	112,966
Fuels and other	E	80,782	(15,947)	-	64,835
Other operating expenses	A	66,611	(18,196)	-	48,415
Depreciation and amortization	A, E	21,969	12,225	-	34,194

Operating loss		(57,145)	22,667	-	(34,478)

Finance expenses	A, E, G	27,863	8,312	-	36,175

Loss for the year		(85,008)	14,355	-	(70,653)

Other comprehensive loss	B	(14,945)	(3,783)	-	(18,728)

Comprehensive loss for the year		(99,953)	10,572	-	(89,381)

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Shore (cont.)

Material adjustments to the Statement of Cash Flows:

		For the nine-month period ended September 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the period		(37,476)	(5,056)	(42,532)

Net cash provided by operating activities		3,550	-	3,550
Net cash used for investing activities	D	(386)	(5,625)	(6,011)
Net cash provided by financing activities		5,569	-	5,569

Net increase in cash and cash equivalents		8,733	(5,625)	3,108

Balance of cash and cash equivalents of the beginning of period	D	48	5,400	5,448

Restricted cash balance as of the beginning of the period	D	77,610	(77,610)	-

Balance of cash and cash equivalents as of the end of the period	D	49	8,507	8,556

Restricted cash balance as of the end of the period	D	86,342	(86,342)	-

		For the nine-month period ended September 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the period		(73,315)	15,171	(58,144)

Net cash provided by operating activities		2,592	-	2,592
Net cash provided by (used for) investing activities	D	(395)	1,327	932
Net cash used for financing activities		(8,100)	-	(8,100)

Net decrease in cash and cash equivalents		(5,903)	1,327	(4,576)

Balance of cash and cash equivalents of the beginning of period	D	39	11,933	11,972

Restricted cash balance as of the beginning of the period	D	89,905	(89,905)	-

Balance of cash and cash equivalents as of the end of the period	D	2,282	5,114	7,396

Restricted cash balance as of the end of the period	D	83,993	(83,993)	-

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Shore (cont.)

Material adjustments to the Statement of Cash Flows:

		For the three-month period ended September 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the period		(5,009)	(1,531)	(6,540)

Net cash provided by operating activities		6,967	-	6,967
Net cash provided by (used for) investing activities	D	(88)	418	330
Net cash used for financing activities		(400)	-	(400)

Net increase in cash and cash equivalents		6,479	418	6,897

Balance of cash and cash equivalents of the beginning of period	D	49	1,610	1,659

Restricted cash balance as of the beginning of the period	D	79,863	(79,863)	-

Balance of cash and cash equivalents as of the end of the period	D	49	8,507	8,556

Restricted cash balance as of the end of the period	D	86,342	(86,342)	-

		For the three-month period ended September 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the period		(8,478)	(419)	(8,897)

Net cash provided by operating activities		9,133	-	9,133
Net cash provided by investing activities	D	-	2,375	2,375
Net cash used for financing activities		(9,100)	-	(9,100)

Net increase in cash and cash equivalents		33	2,375	2,408

Balance of cash and cash equivalents of the beginning of period	D	41	4,947	4,988

Restricted cash balance as of the beginning of the period	D	83,967	(83,967)	-

Balance of cash and cash equivalents as of the end of the period	D	2,282	5,114	7,396

Restricted cash balance as of the end of the period	D	83,993	(83,993)	-

		For the year ended December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the year		(85,008)	14,355	(70,653)

Net cash provided by operating activities		4,157	-	4,157
Net cash provided by (used for) investing activities	D	(408)	5,763	5,355
Net cash used for financing activities		(16,036)	-	(16,036)

Net decrease in cash and cash equivalents		(12,287)	5,763	(6,524)

Balance of cash and cash equivalents as of the beginning of the year	D	39	11,933	11,972

Restricted cash balance as of the beginning of the year	D	89,905	(89,905)	-

Balance of cash and cash equivalents as of the end of the year	D	48	5,400	5,448

Restricted cash balance as of the end of the year	D	77,609	(77,609)	-

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Following is a breakdown of the key adjustments between US GAAP and IFRS in Fairview, Towantic and Shore

A.
Maintenance costs under the Long-Term Maintenance Plan (hereinafter - the “LTPC Agreement”): under IFRS, variable payments which were paid in accordance with the milestones as set in the LTPC Agreement are capitalized to the cost of property, plant and equipment and amortized over the period from the date on which maintenance work was carried out until the date on which maintenance work is due to take place again. Under US GAAP, the said payments are recognized on payment date within current expenses in the statement of profit and loss.

B.
Hedge effectiveness of swaps: in accordance with the IFRS - the associates recognize adjustments relating to the ineffective portion of their cash flow hedge under profit and loss. Under US GAAP, there is no part which is not effective, and the hedging results are recognized in full in other comprehensive income.

C.	Intangible assets: Under IFRS, certain intangible assets are defined as property, plant and equipment.

D.	Restricted cash: There is a difference between the presentation and classification of restricted cash in the Statements of Cash Flows and in the Statements of Financial Position.

E.	Right-of-use assets: In IFRS, certain contracts are classified as leases. Under US GAAP, these contracts do not meet the definition of lease contracts and are recorded as an operating expense.

F.
Certain compound financial instruments are classified in full as derivatives in IFRS. Under US GAAP, these financial instruments are bifurcated between derivatives and non-derivative financial instruments.

G.
Property, plant and equipment in Shore: In Shore’s financial statements the property, plant, and equipment is presented at historical cost. The adjustments to property, plant and equipment include, in addition to sections a and c above, the allocation of excess cost carried out on the acquisition date of CPV Group.